Exhibit 99.3

Alvotech

Société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

R.C.S. Luxembourg: B258884

Alvotech: Restricted share unit agreements

The Remuneration Committee of Alvotech decided today to authorize the company to enter into restricted share unit agreements (“RSU Agreements”) with certain key employees, executives and directors (“Directors and Key Employees”) and other employees that are employed full-time as of December 1, 2022 (“Alvotech Employees”) and, together with Directors and Key Employees, (“Participants”). Subject to the terms and conditions of the RSU Agreements, Alvotech will grant the Participants restricted share units (“RSUs”) that may be settled in ordinary shares of Alvotech (“Ordinary Shares”). If all RSUs vest and are exchanged for Ordinary Shares, the combined grants may result in an aggregate of 8,368,571 Ordinary Shares, which constitutes 3.03% of Alvotech´s share capital, subject to terms and conditions of the RSU Agreements.

In June 2022 Alvotech´s shareholders’ meeting approved a management incentive plan (the “Management Incentive Plan”) which constituted 5.79% of the company´s fully diluted share capital. The Management Incentive Plan authorizes the grant of share-based incentives, such as stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, stock awards, or any combination of the foregoing. The RSUs are granted based on this authority and the grant utilizes 49.81% of the Management Incentive Plan.

The RSU Agreements to be entered into are pursuant to the Management Incentive Plan, which sets forth an incentive program to assist the company in attracting, retaining and compensating talented executives and certain key employees, officers, directors and consultants of the Alvotech group in a competitive and dynamic market, motivating executives to help the company to achieve the best possible financial and operational results, providing reward opportunities consistent with Alvotech group’s performance on a short and long-term basis and promoting the creation of long-term value for shareholders of the company by closely aligning the interest of the Participants with those of the company. The terms and conditions of the RSU Agreements are in line with the Management Incentive Plan approved on June 13, 2022, as stipulated in Alvotech’s Company Description, dated June 21, 2022, with a supplement, dated June 22, 2022.

The key terms of the RSU Agreements are:

•	Each vested restricted share unit grants a right to one (1) Ordinary Share, to be delivered on the delivery date or dates specified in the RSU Agreements.

•	RSUs do not give rights to any dividend, other payment, or other shareholder rights, until the RSUs are settled in Ordinary Shares.

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Restricted share units granted to Directors and Key Employees will generally vest over a four-year period, with a cliff ending on twelve (12) months from the vesting start dates, as stipulated in the RSU Agreements.

•	Restricted share units granted to Alvotech Employees will vest on 1 December 2023.

•	Vested restricted share units will be settled with allocation by Alvotech of Ordinary Shares, equal to the number of restricted share units, subject to vesting conditions.

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If a Participant’s employment or service, as applicable, with the Alvotech group is terminated for any reason prior to the vesting of the Participant’s RSUs, (i) all vesting of the Participant’s RSUs shall cease, (ii) the Participant’s unvested RSUs shall be forfeited for no consideration as of the date of termination, and (iii) the Participant’s RSUs that have vested as of the date of termination will be delivered on the delivery date or dates specified in the RSU Agreements.

•	The number of Participants covered by the grant as of December 1, 2022, is approximately 920.

For further information

Alvotech Investor Relations and Global Communication

Benedikt Stefansson

alvotech.ir[at]Alvotech.com